Exhibit 19

TITLE: Policy Prohibiting Insider Trading
TYPE: Corporate Policy
APPROVER: Board of Directors of LyondellBasell Industries N.V.
SPONSOR: Chief Legal Officer
HISTORY	EFF. DATE 08/03/2010	REV. NO. 10	REV. DATE 2/22/2024

1. PURPOSE:
1.1To promote compliance with the federal securities laws and to protect LyondellBasell, its subsidiaries and you from the serious criminal and civil liabilities and penalties that can result from violations of these laws. You are responsible for ensuring that you do not violate federal or state securities laws or this Policy.
2. SUMMARY:
2.1.United States federal and state laws generally prohibit the buying or selling of securities of a company on the basis of material, nonpublic information. These laws also generally prohibit people with material nonpublic information from disclosing this information to others who may trade on the basis of such information. These prohibitions also apply outside the United States. It is important that you understand the scope of activities that constitute illegal insider trading and the activities that are prohibited by this Policy.
2.2.Except for transactions pursuant to an approved Rule 10b5-1 Trading Plan, you may not trade in securities of LyondellBasell, its subsidiaries, or any other Covered Company when you possess material nonpublic information about that company.
3. APPLICABILITY:
3.1This Policy applies to all Directors, Officers, and employees located inside or outside of the United States.
3.2The restrictions may also apply to any member of your immediate family or anyone acting on your behalf, and you are responsible for compliance with these policies by those people.
4. DEFINITIONS:
4.1.Business Day. A business day is a day on which national stock exchanges, including the New York Stock Exchange, are open for trading in the United States. A business day begins at the time trading begins on such day.

4.2.Covered Company. LyondellBasell, its subsidiaries and any other company that you have obtained material nonpublic information about in the course of your employment with, or the performance of services on behalf of, LyondellBasell, including customers, suppliers, competitors, joint venture partners or firms with which we may be negotiating a major transaction.
4.3.Director. A member of the Board of Directors of LyondellBasell.
4.4.Insider. Insiders include all Board members, all executive officers of LyondellBasell, and other employees of LyondellBasell that are notified from time to time by the Legal Department that they have been designated as an Insider for purposes of this Policy, either on a permanent or temporary basis, as a result of their position with us or because of their involvement with a project that results in knowledge of material nonpublic information.
4.5.Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Remember that even if the information is not material to us, it may nevertheless be material to another company, and our policies apply to your trading in other Covered Companies’ stock. Any information that you could expect to affect the price of the security is material.
Common examples of information that may be material include, but are not limited to:
•Unpublished financial or operational results;
•News of a pending or proposed company transaction;
•Significant changes in corporate objectives or strategy;

•Financial projections, forecasts or budgets;

•Mergers, joint ventures, acquisitions, dispositions, acquisitions or sales of a business segment or unit, or other significant changes in assets;

•New products or discoveries or significant developments regarding customers or suppliers;

•Changes in senior management or other major personnel changes;

•Changes in dividend policy or the offering of additional debt or equity securities;

•Financial liquidity or cash flow problems;

•A cyber attack incident; and

•Major litigation, including pending or threatened litigation.

If you have questions regarding specific information, please contact the Legal Department.
4.6.Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. We consider information to be generally available to the public only when:
•It has been disclosed through appropriate channels, such as by means of a filing with the SEC, a press release or a webcast or telephone conference to which the public is allowed to listen and that has been announced in advance via a press release; and

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•Enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be nonpublic until two business days after public disclosure.
4.7.Officer. Includes the Chief Executive Officer, Chief Financial Officer, principal accounting officer, and other persons designated by the LyondellBasell Board of Directors as executive officers.
4.8.Optimal Trading Period. The period beginning two business days after the release of our year-end or quarterly earnings announcements and ending on the day that is fifteen (15) days prior to the last month of the succeeding fiscal quarter.
4.9.Related Person. Related Person includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and other equivalent legal entities that you control.
4.10.Rule 10b5-1 Trading Plans. Any trading plan or arrangement satisfying the requirements of Rule 10b5-1under the Securities Exchange Act of 1934, as amended, and the requirements of this Policy.
4.11.Securities. Securities include common shares, preferred shares, warrants, convertible notes or debentures, derivative securities (such as put and call options), and debt securities (such as bonds and notes).
4.12.Trading or Transactions. For purposes of this Policy, references to “trading” and to “transactions” include purchases and sales of stocks, bonds, options, puts, calls and other securities and also include gifts and sales of stock you acquire by any means (including stock option exercises), but do not include trades or transactions that you are advised by the Legal Department would not violate the insider trading laws.
5. POLICY PROVISIONS:
5.1.Material, nonpublic information about a Covered Company must not be disclosed to anyone, except the persons within LyondellBasell or our consultants and agents (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by LyondellBasell or the applicable Covered Company. No person may place a purchase or sell order or recommend that another person place a purchase or sell order or otherwise transact in securities of a Covered Company when he or she has knowledge of material information that has not been disclosed to the public. Loans, pledges, gifts, charitable donations and other contributions of securities are also subject to this Policy.
5.2.Insiders (as defined in Section 4) are subject to additional restrictions and must pre-clear all transactions in our securities with the Legal Department. Approved pre-clearance requests are effective for up to five consecutive business days beginning on the date of approval from the Legal Department.
5.2.1Investing in our securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in its growth does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the Director, Officer or employee in conflict with the best interests of LyondellBasell and its securityholders. Therefore, Insiders and their Related Persons are prohibited from engaging in hedging transactions though purchasing, selling or writing options on LyondellBasell securities or engaging in transactions in other third-party derivative securities with respect to LyondellBasell securities, including puts, calls, short

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sales, collars, forward sale contracts, and any other derivatives or other short-term purchase or sale transactions. Transactions involving both the purchase and sale of LyondellBasell securities within a one week period are presumed to be prohibited “short-term purchase or sale transactions” unless you are specifically advised otherwise by the Legal Department. This Section 5.2.1 does not prohibit the exercise, in accordance with this Policy, of any options or derivative securities granted as equity compensation by the Company.
5.2.2Pledging of securities of the Company as collateral for a loan or holding such securities in a margin account may result in a Director, Officer or employee having interests that are no longer aligned with the long-term interests of the Company’s other securityholders. Therefore, Insiders and their Related Persons are prohibited from pledging any securities of LyondellBasell as security for a loan, including holding such securities in a brokerage margin account.
5.2.3Insiders and Related Persons may only initiate transactions during the quarterly Optimal Trading Period. We consider the Optimal Trading Period to be an appropriate time for considering the possibility of making purchases or sales of our securities, subject to earlier or later closing of the Optimal Trading Period in accordance with the procedures discussed below. However, even during the quarterly Optimal Trading Period, you may not initiate a trade in our securities if you are aware of material nonpublic information about us. Outside of the quarterly Optimal Trading Period there is a greater likelihood that you will be in possession of material nonpublic information, or that we will know of such information that could be attributed to you, and the Legal Department will not clear proposed transactions by you during such time.
5.3.From time to time we, through the Legal Department, may close trading to certain individuals due to material nonpublic developments involving LyondellBasell. In such events, the Legal Department will notify those impacted that they may not engage in any transactions involving our securities until they receive notice from the Legal Department that the restriction is lifted. You should not disclose to others the fact that trading has been closed.
5.4.Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an affirmative defense to insider trading liability for transactions made pursuant to a previously established plan or arrangement established in good faith that satisfies the requirements of Rule 10b5-1. You may purchase, sell or otherwise transfer LyondellBasell securities pursuant to a Rule 10b5-1 Trading Plan. LyondellBasell requires that all Rule 10b5-1 Trading Plans or similar trading arrangements (1) receive prior approval from the Legal Department, (2) be written and (3) specify the amount of, date(s) on, and price(s) at which the securities are to be traded or establish a formula for determining such items; provided, that no transactions may be effected under any plan or arrangement until thirty (30) days after the adoption of such plan.
5.4.1Rule 10b5-1 Trading Plans may not be adopted when you are in possession of material, nonpublic information about LyondellBasell. Furthermore, LyondellBasell requires that any amendment or replacement of your Rule 10b5-1 Trading Plan (1) receive prior approval from the Legal Department and (2) be made during periods when trading is permitted in accordance with this policy. The Legal Department must be promptly notified when a 10b5-1 Trading Plan has been terminated (other than by expiration or the execution of all contemplated trades).
5.4.2Concurrent overlapping 10b5-1 Trading Plans are not permitted. You may not enter into more than one 10b5-1 Trading Plans designed to be executed in a single trade more than once per 12-month period.

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5.4.3Any modification of the terms of a Rule 10b5-1 Trading Plan or similar arrangement requires the prior approval of the Legal Department. Modification of the amount, price, or timing requires a cooling off period of the same duration as for the adoption of a plan by such individual.
5.5.Directors and Officers are subject to additional limitations and requirements due to regulatory obligations, share ownership reporting, and other reporting requirements.
5.5.1No transactions may be effected under a 10b5-1 Trading Plan adopted by a Director or Officer of LyondellBasell until the later of (1) ninety (90) days after the adoption or modification of the Rule 10b5-1 plan or (2) two business days following the disclosure of the our financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or, but, in any event, no longer than 120 days.
5.5.2A Director or Officer must represent that he or she does not possess material nonpublic information and that the plan is being adopted in good faith at the time a Rule 10b5-1 Trading Plan is adopted or modified.
5.5.3Officers and Directors must receive pre-clearance to make a gift of equity securities of LyondellBasell, and promptly notify the Legal Department once a gift has been made.
5.6.You should remember that you bear the ultimate responsibility for adhering to this policy and avoiding improper trading. If you violate this policy, we may take disciplinary action against you, including dismissal for cause. If you have any questions about this policy or the application of this policy to your particular case, you should seek additional guidance from the Legal Department.

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